                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.1)

                            United Auto Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Voting Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                   909440109
                          --------------------------
                                (CUSIP Number)


  Tami E. Nason, Esq.                 COPY TO:  Christopher A. Klem, Esq.
  Charlesbank Capital Partners, LLC             Ropes & Gray
  600 Atlantic Avenue                           One International Place
  Boston, MA  02210                             Boston, MA  02110
  (617) 619-5400                                (617) 951-7410

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 12, 1999
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 909440109                                      Page 2 OF 7 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charlesbank Capital Partners, LLC

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,843,656 shares
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               --
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          2,843,656
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          --
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,843,656 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.4%

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      TYPE OF REPORTING PERSON*
14
      OO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

                                 SCHEDULE 13D
                                 ------------

                            United Auto Group, Inc.
                            -----------------------

                                Amendment No. 1
                                ---------------

    This Amendment No. 1 hereby amends the initial Schedule 13D filed on July 10, 1998.

Item 4. Purpose of Transaction.
        ----------------------

    Item 4 is amended in its entirety to read as follows:

    On April 12, 1999, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. (together, the "Purchaser"), each of which was formed by Penske Capital Partners, L.L.C., pursuant to which the Purchaser will acquire the Issuer's Series A and Series B Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to acquire Common Stock and the Issuer's Non-Voting Common Stock (the "Non-Voting Common Stock"). The Preferred Stock is convertible into Common Stock and Non-Voting Common Stock. Assuming conversion in full and payment of all in-kind dividends in respect of the Preferred Stock and exercise in full of the Warrants, the Purchaser will own approximately 39.7% of the aggregate of the outstanding Common Stock and Non-Voting Common Stock, calculated on a fully diluted basis. The transactions described in this paragraph will be consummated in two closings (the "Initial Closing" and the "Second Closing") and are herein referred to as the "Transaction."

    In connection with the Transaction, Aeneas Venture Corporation, a title holding company for the endowment fund of Harvard ("Aeneas"), who is the direct beneficial owner of the Common Stock reported herein as beneficially owned by Charlesbank, entered into certain contracts and agreements with the Issuer and certain other entities, including, among other things, agreements concerning the composition and size of the Issuer's board of directors, changes in management, obligations to vote in favor of certain transactions and restrictions on the transfer of Common Stock held by Aeneas. For a summary of the contracts and agreements, see Item 6, which is hereby incorporated into this Item 4 by reference in its entirety.

    Except as described above, Charlesbank does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

    Item 5 is amended in its entirety to read as follows:

    (a) Charlesbank is the indirect beneficial owner of 2,843,656 shares of Common Stock (approximately 13.4% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission) of which Aeneas is the direct beneficial owner.

    To the best of Charlesbank's knowledge and belief, none of Charlesbank's managing members beneficially owns any shares of the Common Stock of the Issuer.

    As a result of the Stockholder Voting Agreement, the Stockholders' Consent Agreement and the Stockholders Agreement, each as described more fully in Item 6, Charlesbank may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a "group" with the Purchaser (parties to the Stockholder Voting Agreement and Stockholders Agreement) and/or Trace International Holdings, Inc. ("Trace") and AIF II, L.P. ("AIF") (parties to the Stockholders' Consent Agreement and the Stockholders Agreement). Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all of the equity securities of the Issuer that are

                               Page 3 of 7 Pages
beneficially owned by the other members of the group. However, pursuant to Rule 13d-4, Charlesbank disclaims beneficial ownership of the Common Stock owned by the Purchaser, Trace and AIF.

    (b) Charlesbank has sole power to vote and sole power to dispose of such shares to which this Statement relates, subject to the terms of the Stockholder Voting Agreement, the Stockholders Agreement and the Stockholders' Consent Agreement (each as described more fully in Item 6).

    (c) Not applicable.

    (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Securities of the Issuer.
        -----------------------------

    Item 6 is amended by adding the following thereto:

    Stockholder Voting Agreement: Pursuant to the Stockholder Voting Agreement, dated April 12, 1999, among Aeneas and the Purchaser (the "Voting Agreement"), Aeneas shall vote, or shall grant an irrevocable proxy to the Purchaser to vote, all of the shares of Common Stock beneficially owned by Aeneas in favor of
(i) the Purchase Agreement, (ii) the Transaction contemplated by the Purchase Agreement and (iii) any actions required in furtherance thereof. In addition, while the Voting Agreement is in effect, Aeneas has agreed not to: (i) transfer, or otherwise dispose of, any of the Common Stock owned by it; (ii) grant any proxies with respect to any Common Stock owned by it; (iii) take certain actions which the Issuer is prohibited from taking under Section 4.2 of the Purchase Agreement; or (iv) vote in favor of any transaction that is proposed as an alternative to the Transaction contemplated by the Purchase Agreement, without the prior written consent of the Purchaser. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit B and is incorporated herein by reference.

    Stockholders' Consent Agreement: Pursuant to the Stockholders' Consent Agreement, dated as of April 12, 1999, among Trace, AIF, Aeneas and the Issuer (the "Consent Agreement"), Aeneas has agreed, on the date of the Initial Closing, as such term is defined in the Purchase Agreement, to execute and be bound by the Stockholders Agreement. The Stockholders Agreement, which is to be executed by AIF, Aeneas, the Purchaser, Trace and the Issuer (the "Stockholders Agreement"), provides that Aeneas will use its reasonable best efforts to (i) from the Initial Closing through the Second Closing, cause the Issuer's board of directors (the "Board") to consist of three members nominated by the Purchaser (one of the three members to be Roger Penske), one member to be nominated by Trace, one member to be the Issuer's Chief Operating Officer (or in his absence, another person designated by the independent directors) and two members to be independent directors; (ii) on the Initial Closing, have Roger Penske appointed as the Issuer's Chairman and Chief Executive Officer; (iii) prior to the Second Closing, expand the size of the Board to nine members and nominate for election to the Board by the Issuer's stockholders, two members designated by the Purchaser; (iv) on the Second Closing, fill the vacancies created by such expansion of the Board with the directors elected by the stockholders; and
(v) from the earlier of the first meeting of the stockholders following the Second Closing and the first vacancy on the Board following the Second Closing, cause the Board to consist of five members designated by the Purchaser (including Roger Penske), one member designated by Trace and three independent directors. The Stockholders Agreement also provides for, among other things, the composition of certain committees of the Board, restrictions on the acquisition or disposition of shares of the Issuer, restrictions on participation in certain types of transactions in connection with the Issuer and "tag along" rights with respect to sales of the Issuer's stock by the Purchaser. The foregoing summary of the Stockholders'

                               Page 4 of 7 Pages

Consent Agreement is qualified in its entirety by reference to the Stockholders' Consent Agreement, a copy of which is attached as Exhibit C and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A  --  Information concerning Reporting Person's managing members.*


Exhibit B  --  Stockholder Voting Agreement, dated April 12, 1999, among Aeneas
               Venture Corporation, International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C.

Exhibit C  --  Stockholders' Consent Agreement, dated as of April 12, 1999, among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and the Issuer.




--------------------
* Previously filed with the initial Schedule 13D on July 10, 1998.

                               Page 5 of 7 Pages

                         Signature
                         ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1999

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    ----------------------------
  Name: Tami E. Nason
  Title: Vice President, Legal

                               Page 6 of 7 Pages

EXHIBIT INDEX
-------------


Exhibit
Number     Description
------     -----------
A          Information Concerning Reporting Person's
           Managing Members/*/

B          Stockholder Voting Agreement, dated April 12,
           1999, among Aeneas Venture Corporation,
           International Motor Cars Group I, L.L.C. and
           International Motor Cars Group II, L.L.C.

C          Stockholders' Consent Agreement, dated as of
           April 12, 1999, among Trace International
           Holdings, Inc., AIF II, L.P., Aeneas Venture
           Corporation and the Issuer.




__________________

 * Previously filed with the initial Schedule 13D on July 10, 1998.

                               Page 7 of 7 Pages